Results of the Extraordinary General Meeting of Shareholders of Woori Bank

On June 5, 2013, the Board of Directors of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to hold an extraordinary general meeting of shareholders on the same date, and all four agenda items listed below were approved and ratified as originally proposed in such extraordinary general meeting of shareholders.

Key Details

•	Meeting Date and Time: June 5, 2013; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul, Korea

•	Agenda

1)	Approval of amendments to the Articles of Incorporation

2)	Appointment of standing director of Woori Bank

3)	Appointment of President & CEO of Woori Bank

4)	Appointment of outside director who will serve as a member of the Audit Committee

•	Agenda Details

•	Appointment of a standing director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
Soon-Woo	Dec.15	Until		- Current) President & Chief Executive Officer, Woori Bank
Lee	1950	Dec. 30 2014	Re-Appointment	- Bachelor of Law, Sungkyunkwan University

•	Appointment of an outside director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
				- Current) Director, Planning & Coordination Department,
				Korea Deposit Insurance Corporation
				- Director, Risk Management Department,
Seoung-Yeal	May 27			Korea Deposit Insurance Corporation
Lim	1963	2 years	New Appointment	- Master of Public Administration, Seoul National University

•	Appointment for an Audit Committee member

Name	Term	Appointment
Seoung-Yeal Lim	2 years	New Appointment